Exhibit 99.1

Safe-T Announces Expansion of Patent Portfolio Covering its Reverse Access Technology

HERZLIYA, Israel, April 8, 2019 — Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of software-defined access solutions for the hybrid cloud, today announced that the Israel Patent Office has granted a patent to its wholly-owned subsidiary, Safe-T Data A.R Ltd., covering its reverse access technology. The Israeli patent number 218185 is titled “Reverse Access System for Securing Front-End Applications.”

Together with the grant of its patent application in China earlier this year, the grant of the patent in Israel further strengthens Safe-T’s intellectual property portfolio and demonstrates Safe-T’s technological innovation. The Chinese patent number ZL2013800207104, granted on January 29, 2019, is titled “Reverse Access Method for Securing Front-End Applications and Others.”

The patents secure key elements of Safe-T’s technology, including the core of the company’s product, Secure Data Access. “Reverse Access” is an innovative and unique technology, providing for “reverse movement” of communication, and is designed to reduce the need to store sensitive data in the demilitarize zone/perimeter network, and to open ports in an organization’s firewall, thus enabling secure access to networks and services.

Shachar Daniel, Safe-T’s CEO, stated: “As a technology company, patents are a key part of the value development of the business. Expanding our intellectual property portfolio provides us with further support and tools to ensure consistent quality of our product as well as the ability to protect our core technologies.”

In addition to the patents in Israel and China, Safe-T Data has two patents relating to the Secure Data Access product granted in the United States, and one patent in Europe.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of software-defined access and zero trust access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data. Safe-T solves the data access challenge by masking data at the perimeter, keeping information assets safe and limiting access only to authorized and intended entities in hybrid cloud environments. Safe-T enhances operational productivity, efficiency, security, and compliance by protecting organizations from data exfiltration, leakage, malware, ransomware, and fraud. With Safe-T’s patented, multi-layer software-defined access, financial services, healthcare, utility companies and governments can secure their data, services, and networks from internal and external data threats

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the benefits of expanding its intellectual property portfolio. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

INVESTOR RELATIONS:

Michal Efraty

+972(0)52-3044404

michal@efraty.com